SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☐

SEMIANNUAL REPORT PURSUANT TO REGULATION A

☒

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

for the fiscal semiannual period ended June 30, 2021

GATC HEALTH CORP

(Exact name of issuer as specified in its charter)

           Wyoming

            85-1074632

(State or other Jurisdiction of

I.R.S. Employer-

Incorporation or Organization

                 Identification No.)

2030 Main Street, Suite 660, Irvine CA 92614

(Address of Principal Executive Offices and zip code)

(833) 333-4282

(Issuer's Telephone Number, including Area Code)

Item 1. Management’s Discussion and Analysis of Results of Operations and Financial Condition

The following discussion and analysis of the Company’s financial condition and results of operations for the six months ended June 30, 2021 should be read in conjunction with the unaudited consolidated financial statements and the notes thereto contained elsewhere in this Special Report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. This Special Report (the “Report”) is filed in connection with the Company’s Offering Statement on Form 1-A, file number 024-11582, which was qualified on September 27, 2021. No sales have been made to date pursuant to the Offering Statement.

You should read the following discussion and analysis of the consolidated financial statements and financial condition of GATC Health Corp and results of its operations together with its financial statements and related notes appearing at the end of this report. This discussion contains forward-looking statements reflecting the Company’s current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this report.

Overview

The Company is engaged in the business of providing products and services for the gathering of human genome DNA, sequencing, and processing that sequence through artificial intelligence.  We have developed several platforms, or “engines,” to apply our AI technology to various health conditions, including general health and wellness evaluations, viral immunity, heart attacks, and mental health, and are developing additional engines at this time.  We have recently begun to expand our capabilities to include AI-assisted drug discovery and development. We were incorporated on May 16, 2020, and commenced operations shortly thereafter. Our viral immunity engine was developed through our majority-owned subsidiary, GATC Rx Corp; we acquired the minority interest in GATC Rx in August 2021. We have enjoyed limited revenues to date and are still in the research and development stage of our business.

Revision to Financial Statements for the Period May 16, 2020 (Inception) to December 31, 2020

The Company has revised its Financial Statements for the period May 16, 2020 (Inception) to December 31, 2020, and these revisions have been reflected in this Report in the consolidated balance sheet of the Company as of that date and the Statement of Changes in Stockholders’ Equity.  The revisions primarily consisted of the following: (a) reclassifying approximately $109,000 of the $268,200 in capitalized software development costs as expensed; (b) transferring the $686,250 in 8% mandatorily convertible debentures from equity to debt; and (c) reduction of deferred offering costs by the amount attributable to the costs of auditing the 2020 financial statements. As a result, the net loss for the period May 16, 2020 (Inception) to December 31, 2020 increased from $1,062.083 to $1,246,974. The revisions are as follows:

	December 31,	December 31,
	2020	2020
	as reported	as revised

ASSETS

Current assets
Cash and cash equivalents	$28,439	$18,374
Accounts receivable	12,000	12,000
Other current assets	12,462	140,345
Total current assets	52,901	170,985

Loans to licensee affiliates	104,700	--
Intangible assets	269,250	108,713
Deferred offering costs	32,500	25,000
Property and equipment, net	38,526	44,481

Total Assets	$497,877	$349,179

LIABILTITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable	$49,882	$83,383
Accounts payable-related parties	164,678	123,000
Other current liabilities	10,572	9,301
Total current liabilities	225,132	215,684

STOCKHOLDERS' EQUITY (DEFICIT)

Common stock, $0.0001 par value,
100,000,000 shares authorized;
13,580,000/18,960,000 shares outstanding	1,358	1,896
Additional paid in capital	647,220	878,799
Mandatorily convertible debentures	686,250	--
Accumulated deficit	(1,062,083)	(1,210,479)
GATC Health stockholders' equity (deficit)	272,745	(329,784)
Noncontrolling interest stockholders' equity(deficit)	51,330	51,140
Total liabilities and stockholders' equity (deficit)	$497,877	$(349,179)

Operating Results

The Company generated $2,430 gross revenues during the six months ended June 30, 2021, which was derived from the Systemic Formulas contract.

Cost of Revenue

There are no costs of revenues associated with our contract with Systemic Resources, under which we are paid a flat fee for alignment and analysis.

Operating expenses

Operating expenses during the six months ended June 30, 2021 included $79,926 of compensation expense, primarily paid to outside consultants and to officers; research and development expenses of $309,394; marketing expenses of $39,483; and general and administrative expenses of $2,937,154, primarily, stock issued for services of$1,126,200 and amortization of options issued for services of $708,601. Stock and options issued for services have been calculated based on the number of shares or options issued for services in the period, multiplied by $1.875, the conversion rate per share of the Company’s 8% mandatorily convertible debentures issued from October 2020 to August 2021. The above amount for research and development expenses does not include $132,714 in software development costs incurred during this period which were capitalized in accordance with ASC 350-40 “Internal-Use Software” and ASC 350-985 “Software” because these development costs relate to modules for new products whose technological feasibility has been established.

Interest expense during the six months ended June 30, 2021 was comprised of $71,534 on the accrued interest on the Company’s Convertible Debentures.  These Convertible Debentures are mandatorily convertible into shares of Common Stock at the lower of $1.875 per share or 75% of the offering price of any subsequent equity offering in which no less than $1 million has been raised, and were converted into common stock in September 2021.  An additional $161,181 in interest costs represent the amortized debt issuance costs relating to the $3,546,987 of Convertible Debentures issued through June 30, 2021.

Net loss

As a result of the foregoing, net losses during the six months ended June 30, 2021was $3,596,242.  This includes $23,039 for net losses attributed to the non-controlling stockholders of GATC Rx, of which the Company owned 63.4% of the Common Stock at that date. The Company subsequently acquired the minority interest in GATC Rx in August 2021.

Liquidity and Capital Resources

As of June 30, 2021, the Company had cash on hand of $542,440. During the six months ended June 30, 2021, net cash flows used in operating activities was $1,404,290, cash provided by  financing activities of $2,070,793, and cash used in investing activities of $142,437, consisting of capitalized software development costs of $133,052 and purchases of $9,385 in property.

On October 23, 2020, the Company commenced a private placement to raise up to $5 million.  On August 25, 2021, the Company increased the maximum offering amount to $10,400,000.  The private placement raised funds through the issuance of 8% Convertible Debentures.  This private placement closed on September 9, 2021, with the sale of $10,367,882 in gross principal amount of Convertible Debentures.

In September 2021, the Company raised $1,698,570 in gross proceeds from the sale of 452,952 shares of Common Stock in a private placement pursuant to Rule 506(c) of Regulation D at a price of $3.75 per share.  Pursuant to the terms of the Convertible Debenture, the $1 million in sales of Common Stock through September 21, 2021 triggered conversion of the principal and $212,332 in accrued interest converted into 5,644,915 shares of Common Stock. We expect that the net proceeds of the Company’s current Regulation A offering, combined with the foregoing private offerings of debt and equity and other private offerings, will satisfy the Company’s cash requirements for the next 18 to 24 months.

During the six months ended June 30, 2021, the Company issued 200,000 options to purchase Common Stock at a price of $.05 per share to a member of its Board of Advisors, in connection with that individual’s engagement as a consultant, his appointment to the Board of Advisors, and his purchase of 200,000 shares of Common Stock for $10,000 cash. The individual’s consulting agreement relates to his marketing of the Company’s products to Veterans Administration Medical Facilities. In May 2021, the Company also issued options to purchase 266,666 shares at a price of $1.875 per share to an investor in connection with the purchase by his family of $500,000 in convertible debentures, and issued options to purchase 50,000 shares at $1.875 per share to another individual in connection with his appointment to the Board of Advisors.

In order to continue as a going concern after that time, develop a reliable source of revenues, and achieve a profitable level of operations the Company may need, among other things, additional capital resources. Management’s plans to continue as a going concern include raising additional capital through borrowings and the sale of Common Stock.

No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in case of an equity financing.

Trend Information

The Global DNA sequencing market is expected to witness significant growth in the coming years.  Certain factors that are driving the market growth include the rise in technological advancements in DNA sequencing, increasing application in clinical diagnosis and drug discovery, and growing investment in research and development.  The COVID-19 pandemic has focused public attention on the importance of preventing pandemics as well as the prevention and cure of chronic diseases which share co-morbidities with COVID-19, such as diabetes, obesity, asthma, and respiratory conditions.

Another factor driving the market in which we engage is the ever-increasing cost of health care, together with the emphasis on preventative care. We believe that these costs, which overwhelmingly fall upon employers and their health care plans, provide us with an opportunity to market our diagnostic engines to business and governmental employers alike.

Item 2. Other Information.

Non-Reliance on Previously Issued Financial Statements.

Not applicable.

Sales of Unregistered Securities.

The net proceeds from the Company’s sale of $10,367,882.49 in mandatorily convertible debentures through September 9, 2021, and its sale of $1,698,570 in common stock in a private placement in the latter part of September 2021 were and will be used for general and administrative expenses, and for research and development, and to pay accrued consulting fees, including $36,000 to Chief Financial Officer Dennis Locke, $58,000 to Chief Executive Officer John Stroh, and $161,150 to consultant and shareholder Evolutionary Analytics, LLC.

Item 3. Financial Statements (unaudited).

GATC HEALTH CORP AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2021	2020
	(unaudited)
ASSETS
Current assets:
Cash	$542,440	$18,374
Accounts receivable	2,067	12,000
Other current assets	140,345	140,611
Total current assets	684,852	170,985

Property and equipment, net	48,287	44,481
Intangible assets, net	209,965	108,713
Deferred offering costs	61,370	25,000
Other assets	6,674	--
Total assets	$1,011,270	$349,179

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$111,641	$110,383
Accounts payable - related parties	178,043	144,678
Other current liabilities	81,066	9,300
Total current liabilities	370,750	349,179

Long-term liabilities:
Long-term convertible notes payable, less unamortized
debt issuance costs of $815,364 and $212,971, respectively	2,731,623	463,279
Total long-term liabilities	2,731,623	463,279
Total liabilities	3,102,373	678,963

Stockholders' equity
Preferred stock	820	--
Common stock, $0.0001 par value, 100,000,000 shares authorized;
11,330,320 and 18,960,000 shares issued and outstanding
at June 30, 2021 and December 31, 2020, respectively	1,133	1,896
Common stock receivable	--	--
Additional paid-in-capital	2,713,543	878,799
Accumulated deficit	(4,806,721)	(1,210,479)
GATC Health stockholders' equity	(2,091,225)	(329,784)
Noncontrolling interest stockholders' equity	28,094	51,140
Total liabilities and stockholders' equity	$1,011,148	$349,179

See accompanying notes to unaudited consolidated financial statements

GATC HEALTH CORP AND SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS

Six Months
Ended June 30,
2021
(unaudited)

Net revenues	$2,430

Gross Profit	2,430

Operating expenses:
Research and development	309,394
Marketing expenses	39,483
Compensation expense	79,926
General and administrative	2,937,154
Total operating expenses	3,365,957
Loss from operations	(3,363,527)

Other expense:
Interest expense	71,534
Interest expense - original issuance costs	161,181
Total other expense	232,715

Loss before income taxes	(3,596,242)
Income taxes	--

Net loss	$(3,596,242)
Net loss attributed to noncontrolling interests	(23,039)
Net loss attributed to GATC Health shareholders	(3,573,203)

Net loss per share, basic and diluted	$(0.20)

Weighted average number of shares outstanding
Basic and diluted	18,172,789

See accompanying notes to unaudited consolidated financial statements

GATC HEALTH CORP AND SUBSIDIARY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
	Preferred Stock		Common Stock		Additional Paid	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	in Capital	Deficit	Equity
Balance as of January 1, 2021	-	$ -	18,960,000	$ 1,896	$ 878,799	$ (1,210,479)	$ (329,784)
Issuance of common stock for services	-	-	240,000	24	449,976	-	450,000
Net loss	-	-	-	-	-	(1,105,649)	(1,105,649)
Balance as of March 31, 2021	-	$ -	19,200,000	$ 1,920	$ 1,328,775	$ (2,316,128)	$ (985,433)

Issuance of common stock for services	-	-	330,320	33	676,167	-	676,200
Conversion of common stock for preferred stock	820,000	820	(8,200,000)	(820)	-	-	-
Issuance of options for services	-	-	-	-	708,601	-	708,601
Net loss	-	-	-	-	-	(2,490,593)	(2,490,593)
Balance as of June 30, 2021	820,000	$ 820	11,330,320	$ 1,133	$ 2,713,543	$ (4,806,721)	$ (2,091,225)

See accompanying notes to unaudited consolidated financial statements

GATC HEALTH CORP AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS

Six Months
Ended June 30,
2021
(unaudited)

Cash flows from operating activities:
Net loss	$(3,596,242)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	5,579
Amortization expense	31,800
Stock issued for services	1,126,200
Options issued for services	708,601
Accretion of original issuance costs	161,181
Changes in operating assets and liabilities:
Accounts receivable	9,933
Other current assets	266
Other assets	(6,674)
Accounts payable	28,258
Accounts payable - related parties	55,043
Other current liabilities	71,765
Net cash used in operating activities	(1,404,290)

Cash flows from investing activities:
Purchase of property and equipment	(9,385)
Purchase of intangible assets	(133,052)
Net cash used in investing activities	(142,437)

Cash flows from financing activities:
Proceeds from long-term convertible notes	2,107,163
Deferred offering costs	(36,370)
Net cash provided by financing activities	2,070,793

Net increase in cash	524,066

Cash at beginning of period	18,374
Cash at end of period	$542,440

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$--
Income taxes	$--

Non-cash investing and financing activities:
Conversion of common shares to preferred shares	820

See accompanying notes to unaudited consolidated financial statements

GATC HEALTH CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE UNAUDITED SIX MONTHS ENDED JUNE 30, 2021

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

The Company

GATC Health Corp., a Wyoming corporation incorporated on May 16, 2020 (the “Company”), is engaged in the business of providing products and services for the gathering of human genome DNA, sequencing, and processing that sequence through artificial intelligence, and in developing a novel drug discovery platform utilizing artificial intelligence applied to the human genome.  The Company has one majority-owned subsidiary, GATC Rx Corp; in August 2021, the Company acquired the 36.6% of minority interests in GATC Rx in exchange for shares of its common stock.

Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of GATC Health Corp. and its majority-owned subsidiary. Non-controlling interests in net income or losses, and net equity are reported in amounts that reflect the non-controlling party(s) percentage ownership in the subsidiary. The effect of intercompany balances and transactions has been eliminated.

Reclassification

Certain items have been reclassified in the December 31, 2020 balance sheet to conform with the presentation for the six months ended June 30, 2021, and also to classify certain items. The principal items are as follows:

$268,000 of software development costs were capitalized; the revised amount is $107,633, with the balance of such costs being expensed.

$32,500 of accounting and legal costs were classified as deferred offering costs; $7,500 of such costs were expensed as not directly related to the Company’s Regulation A Offering.

Our Mandatorily Convertible Debentures were classified as a separate equity line item, and have been classified as long term debt, net of issuance costs.

These reclassifications and other revisions increased the Company’s net loss for the period to increase from $1,062,083 to $1,210,479, and reduced GATC Health stockholders’ equity from $237,864 to $(329,784).

Revenue Recognition

On May 16, 2020 (“Date of Formation”), the Company adopted Accounting Standards Codification ASC 606 (“ASC 606”), Revenue from Contracts with Customers. Results for the reporting periods beginning on Date of Formation are presented under ASC 606.

The Company generates all of its revenue from contracts with customers. The Company recognizes revenue when we satisfy a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that we expect to receive in exchange for those services. The Company determines revenue recognition through the following steps:

1. Identification of the contract, or contracts, with a customer.
2. Identification of the performance obligations in the contract.
3. Determination of the transaction price.
4. Allocation of the transaction price to the performance obligations in the contract
5. Recognition of revenue when, or as, we satisfy a performance obligation.

The Company currently has three principal revenue streams. Under a contract with Systemic Formulas, the Company is paid for application of its proprietary AI analysis to genetic data from individuals.  Revenue on the Systemic Formulas contract is recognized upon completion of the analysis on each individual data set; the time required for analysis is typically less than one day. The Company also develops Engines for the analysis of genetically-specific applications. Revenues on development contracts are realized when the Engine is completed, as demonstrated by customer acceptance or other contractual provisions, or in some cases upon completion of agreed-upon stages. Finally, customers may enter into licensing agreements with the Company pursuant to which the Company is paid upon completion of AI analysis on a per-test basis; again, the time required for analysis is typically less than one day.

Cash and Cash Equivalents

We consider all highly liquid investments with maturities of three months or less to be cash equivalents. As of December 31, 2020 and June 30, 2021, the Company had $18,374 and $542,440 in cash and cash equivalents. The Company does maintain cash balances in banking institutions in excess of federally insured amounts and therefore is exposed to the related potential credit risk associated with such cash deposits. The Company has not experienced any cash losses.

Income tax

We are subject to income taxes in the United States and the State of California. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. In accordance with FASB ASC Topic 740, “Income Taxes,” we provide for the recognition of deferred tax assets if realization of such assets is more likely than not.

Estimates

The preparation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of net sales and expenses during the reported periods. Actual results may differ from those estimates and such differences may be material to the financial statements. The more significant estimates and assumptions by management include among others, the fair value of shares of common stock issued for services. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

Fair Value Measurements

Fair value measurements are determined using authoritative guidance issued by the FASB, with the exception of the application of the guidance to non-recurring, non-financial assets and liabilities as permitted. Fair value is defined in the authoritative guidance as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy was established, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs, other than the quoted prices in active markets, are observable either directly or indirectly.

Level 3—Unobservable inputs based on the Company's assumptions.

The Company is required to use observable market data if available without undue cost and effort.

The Company’s financial instruments include accounts payable. Management has estimated that the carrying amounts approximate their fair value due to the short-term nature.

Loss Per Share

Loss per share is calculated in accordance with ASC Topic 260, “Earnings Per Share.” Basic loss per share has been computed using the weighted average number of common shares outstanding and issuable during the period. Diluted loss per share is computed based on the weighted average number of common shares and all common equivalent shares outstanding during the period in which they are dilutive. For the six months ended June 30, 2021, the weighted average common shares outstanding was 18,172,789.

Stock-Based Compensation

Pursuant to its 2021 Equity Incentive Plan, the Company may issue stock instruments, including shares of its common stock, restricted stock units (RSUs), stock options, and warrants to purchase shares of its common stock to employees and non-employees in non-capital raising transactions for services and for financing costs. The Company accounts for stock option awards issued and vesting to employees in accordance with authorization guidance of the FASB whereas the value of stock-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. Options to purchase shares of the Company’s common stock vest and expire according to the terms established at the grant date.

The Company accounts for stock options and warrant grants issued and vesting to non- employees in accordance with the authoritative guidance of the FASB whereas the value of the stock compensation is based upon the measurement date as determined at either (a) the date at which a performance commitment is reached, or (b) at the date at which the necessary performance to earn the equity instruments is complete. As of the periods presented, there were no awards issued under the 2021 Equity Incentive Plan.

Advertising costs

Advertising costs of $0 were incurred in the six months ended June 30, 2021 and 2020.

Property and Equipment

Property and Equipment is stated at cost, or for property and equipment contributed to the Company upon incorporation, upon the fair market value of such property and equipment. Upon incorporation of the Company, the founders contributed office equipment and furniture with a fair market value of $40,463 and computer equipment of $7,245 with a fair market value of $11,415. The cost of additions and substantial improvements to property, plant and equipment is capitalized. The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses. Property, plant and equipment is depreciated using straight-line methods over their estimated economic lives.

Capitalized Software Development Costs

In accordance with ASC 350-40 “Internal-Use Software” and ASC 350-985 “Software” the Company expenses costs as they are incurred until technological feasibility has been established, at and after which time those costs are capitalized until the product is available for general release to customers. Costs incurred to enhance our software products, after general market release of the services using the products, is expensed in the period they are incurred. The periodic expense for the amortization of previously capitalized software development costs is included in costs of services provided.

Deferred offering costs

In accordance with Staff Accounting Bulletin 5.A, offering costs being incurred in connection with the Company’s proposed public offering under Regulation A are deferred and are reflected as other assets in the accompanying consolidated balances sheets. Such costs will be deducted from the net proceeds of the offering if it is successful; if not, such costs will be expensed.

Recent Accounting Pronouncements

In 2020, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, effective for fiscal years beginning after December 15, 2021 and early adoption is permitted. ASU 2020-06 addresses the complexity in accounting for certain financial instruments with characteristics of liabilities and equity. Amongst other provisions, the amendments in this ASU significantly change the guidance on the issuer’s accounting for convertible instruments and the guidance on the derivative scope exception for contracts in an entity’s own equity such that fewer conversion features will require separate recognition, and fewer freestanding instruments, like warrants, will require liability treatment. The implementation of ASU 2020-06 did not have a material effect on the Company’s financial statements or disclosures.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or is not believed by management to have a material impact on the Company's present or future consolidated financial statements.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company is still in the development stage and has not yet been successful in establishing profitable operations. The Company has incurred net losses of $1,210,479  and $3,596,242, for the period May 16, 2020 (inception) to December 31, 2020 and the six months ended June 30, 2021, respectively. The Company has generated limited revenues to date. These factors create substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company's management plans to continue as a going concern revolves around its ability to achieve, as well as raise necessary capital to pay ongoing general and administrative expenses of the Company. The ability of the Company to continue as a going concern is dependent on securing additional sources of capital and the success of the Company's plan. There is no assurance that the Company will be successful in raising the additional capital or in achieving profitable operations.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and Equipment consisted of the following as of:

		June 30,	December 31,
	Estimated Life	2021	2020

Office equipment and furniture	5 years	$40,463	$40,463
Computer equipment	3 years	16,630	7,245
Accumulated depreciation		(8,806)	(3,227)
		$48,287	$44,481

Depreciation expense was $5,579 for the six months ended June 30, 2021, and is classified in general and administrative expenses in the Statements of Operations.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets consisted of the following as of:

		June 30,	December 31,
	Estimated Life	2021	2020

Capitalized software	2 years	$240,054	$108,538
Tradenames	5 years	2,536	1,000
Accumulated amortization		(32,625)	(825)
		$209,965	$108,713

Amortization
Year ending:	Expense
2021 (remaining six months)	$57,446
2022	119,826
2023	31,669
2024	507
2025	390
Thereafter	127
Total amortization	$209,965

Amortization expense was $31,800 for the six months ended June 30, 2021, and is classified in general and administrative expenses in the Statements of Operations.

NOTE 5  – EARNINGS PER SHARE

FASB ASC Topic 260, Earnings Per Share, requires a reconciliation of the numerator and denominator of the basic and diluted earnings (loss) per share (EPS) computations.

Basic and diluted earnings (loss) per share are the same since net losses for all periods presented and including the additional potential common shares would have an anti-dilutive effect.

Six months
Ended June 30,
2021

Net loss attributable to the common stockholders	$(3,596,242)

Basic weighted average outstanding shares of common stock	18,172,789
Dilutive effect of options and warrants	--
Diluted weighted average common stock and common stock equivalents	18,172,789

Loss per share:
Basic and diluted	$(0.20)

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in the United States. The CARES Act provides numerous tax provisions and other stimulus measures, including temporary changes regarding the prior and future utilization of net operating losses, temporary suspension of certain payment requirements for the employer portion of Social Security taxes, technical corrections from prior tax legislation for tax depreciation of certain qualified improvement property, and the creation of certain refundable employee retention credits. The Company evaluated the provisions of the CARES Act and does not anticipate the associated impacts, if any, will have a material effect on the Company’s provision for income taxes for the year ended December 31, 2021.

NOTE 6  - STOCKHOLDERS’ EQUITY

The Company has authorized 100,000,000 shares of common stock, $0.0001 par value, of which 11,330,320 and 18,960,000 shares are outstanding as of June 30, 2021 and December 31, 2020, respectively.

The Company issued 26,000,000 shares of Common Stock on July 1, 2020 for furniture, office and computer equipment valued at $47,408, and the contribution of 63.4% of the outstanding shares of GATC Rx Corp.  On July 24, 2020, the Company issued 1,000,000 shares of Common Stock to a related party, GATC Canna Corp, in connection with a licensing agreement, and issued 160,000 shares for services rendered by an unrelated party during the period September to December 2020.

During the six months ended June 30, 2021, the Company issued 570,320 common shares valued at $1,126,200 (based on the estimated fair value of the stock on the date of grant) for services rendered and issued options to purchase708,601 shares of common stock.

By resolution of its Board of Directors dated March 31, 2021, the Company agreed to issue 2,431,000 shares of common stock to acquire the minority interests in its GATC Rx subsidiary, via a share exchange. This share exchange was completed on August 12, 2021 following approval by GATC Rx shareholders on July 15, 2021.

In June and July 2020, GATC Rx Corp issued 2,500,000 shares of its common Stock to sixteen investors at a price of $.20 per share in cash, and issued 250,000 shares for services to one entity. On July 1, 2020, in connection with the incorporation of the Company, shareholders holding 8,095,000 of the 12,770,000 outstanding common stock of GATC Rx Corp contributed those shares to the Company.

At an annual shareholders meeting held on June 7, 2021, the shareholders approved an amendment to the Articles of Incorporation which (a) authorizes the issuance of up to 10,000,000 shares of preferred stock, $0.0001 par value, which may be issued with such rights, preferences and designation and to be issued in such series as determined by the Board of Directors; (b) provides for the issuance of up to 1,500,000 shares of Series A Convertible Preferred Stock, each share of which is convertible into 10 shares of Common Stock (as adjusted)  and has 200 votes (as adjusted) per share; and provides for a classified board of directors. Following the annual meeting, holders of 820,000 shares of common stock elected to exchange their common shares for an aggregate of 820,000 shares of Series A Convertible Preferred Stock.

NOTE 7  - CONVERTIBLE DEBENTURES

Through June 30, 2021 and December 31, 2020, the Company had offered and sold an aggregate of $3,606,987 and $676,250, respectively, of its 8% Convertible Debentures. The Debentures are mandatorily convertible into shares of Common Stock, together with accrued interest at 8% per annum, at the lesser of $3.75 per share or at a 25% discount to the price at which the Company effects any equity offering of no less than $1 million, at the earliest to occur of (a) three years after issuance of each particular Debenture, or (b) at such time as the Company raises no less than $1 million in such offering subsequent to the offering of the Debentures. Any holder of Debentures may also, at any time, convert Debentures in whole or in part into common stock at such conversion rate.

In accordance with Accounting Standard 2015-03, Interest-Imputation of Interest, the amount of the Convertible Debentures has been presented on the balance sheets net of the issuance costs thereof of $815,364 and $212,971 as of June 30, 2021 and December 31, 2020, respectively. These issuance costs are being expensed as interest over the remaining term of the Convertible Debentures, or upon conversion into Common Stock.   All of the Convertible Debentures were mandatorily converted into Common Stock on September 21, 2021.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company owns certain intellectual property, including a patent application and trade secrets, and patents in development, for its Multiomic Advanced Technology ™ (“MAT”). MAT sequences an individual’s DNA, reading the entire genome and analyzing the full data set of“omics,” including genomics, proteomics, and microbiomics, using artificial intelligence. Certain aspects of MAT were developed by an unaffiliated company, Frelii, Inc. and assigned to GATC Canna Corp. (“Canna”), a company under common control with the Company, on July 7, 2019. Canna transferred these intellectual property rights to the Company on July 24, 2020 in exchange for 1,000,000 shares of Company common stock. The Company has relicensed MAT to Canna with respect to its use for CBD-related therapies, in exchange for a license fee equal to 80% of Canna’s gross revenues. The Company is required to pay Frelii a 3% royalty on MAT; to date, no material amount is due Frelii under the technology transfer agreement with that company.

On March 23, 2021, the Company licensed MAT to a newly-formed corporation, GATC DB Care Corp. (“DB Care”), in exchange for a 7% royalty on net sales, with respect to the diabetes genetic testing and the development of therapies with respect thereto. DB Care management and its control shareholders are all officers and/or shareholders of the Company. The Company loaned $100 to DB Care to enable that company to open a bank account.

Management believes that these transactions between the Company and Canna/DB Care are on the same terms as would prevail in arm’s length negotiations.

The Company has loaned funds to both of Canna and Rx.  As of June 30, 2021 and December 31, 2020, Canna owed the Company $60,000 and $8,000, respectively. The loans bear no interest and are payable on demand.

The Company subleases approximately 2,500 square feet of office space on a month to month basis in a modern office building from ONIT Sciences, Inc., a company under common control with the Company, and also reimburses ONIT for health insurance premiums of approximately $4,500 per month paid by ONIT on behalf of Company consultants. The total monthly payments to ONIT for the sublease and the health insurance is $15,000 per month. The lease rate per square foot of $4.00 is believed to be equivalent to the rate the Company would be required to pay to an unrelated party.

NOTE 9 – SUBSEQUENT EVENTS

The Company effected a one-for-one stock dividend (the “Dividend”) in August 2021. As a result, the conversion rate for the 8% Convertible Debentures was adjusted from $3.75 to $1.875 per share, and the conversion rate for the Series A Convertible Preferred Stock was increased from 10 to 20 Common Shares for each Preferred Share.  All of the then outstanding $10,367,882 in 8% Convertible Debentures, with accrued interest of $216,332, were converted on September 21, 2021 into 5,644,915 shares of Common Stock. All share amounts in the Company’s financial statements reflect the Dividend issuance.

The Company’s Regulation A Offering was qualified by the Securities and Exchange Commission on September 27, 2021. To date, no securities have been sold in the offering.

The Company completed an offering of its Common Stock under a private placement during September 2021. A total of $452,952 shares of Common Stock were sold to accredited investors at a price of $3.75 per share.

Item 4.

Exhibits

Exhibit No.	Exhibit Description
2.1	Amended and Restated Certificate of Incorporation*
2.2	Bylaws*
4.1	Form of Subscription Agreement**
6.1	2021 Equity Incentive Plan*
6.2	Form of GATC Health Inc. Convertible Debentures *
6.3	GATC Health Corp. Convertible Debenture Purchase Agreement*
6.4	Intellectual Property Asset Purchase Agreement dated July 24, 2020 between GATC Canna, GATC Rx. And Frèlii, Inc.*
6.5	Assignment Agreement dated July 24, 2020 between Frèlii, Inc (Assignor) GATC Canna and GATC Rx. (Assignors)*
6.6	Assignment Agreement dated November 5, 2020 between Frèlii, Inc (Assignor) and the Company (Assignee)*
6.7	License Agreement dated March 23, 2021 between GATC Health Corp. and DB Care*
6.8	License Agreement dated July 24, 2020 between GATC Health Corp. and GATC Canna*
6.9	Master License and Services Agreement dated October 19, 2019 between Frèlii, Inc and Systemic Formulas*
6.10	General Service Agreement Client Service Provider between Allergy Butler, LLC and GATC Health Corp dated March 9, 2021*
6.11	Manhattan Street Capital Reg A+ Engagement Agreement dated August 6, 2020*

* Incorporated by reference to such exhibit as filed with  Amendment no. 1 to Form 1-A filed on July 26, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GATC HEALTH CORP

By:	/s/ Dennis Locke
Dennis Locke
Chief Financial Officer December 21, 2021

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ John Stroh

John Stroh, Interim Chief Executive Officer

(principal executive officer)

December 21, 2021

By: /s/ Dennis Locke

Dennis Locke, Chief Financial Officer

(principal accounting and financial officer)

December 21, 2021